SUB-ITEM 77I

The Aquinas Value, Aquinas Growth, Aquinas Small-Cap and Aquinas Fixed Income Funds were acquired by the LKCM Aquinas Value, LKCM Aquinas Growth, LKCM Aquinas Small Cap and LKCM Aquinas Fixed Income Funds, respectively, pursuant to a reorganization effective on July 11, 2005. The Funds are new series of the LKCM Funds, a Delaware business Trust. The LKCM Funds have adopted a Rule 12b-1 plan for the LKCM Aquinas Value, LKCM Aquinas Growth and LKCM Aquinas Small Cap Fund, under which each Fund may pay up to 1.00% of its daily net assets for distribution and other services. However, the Board of Trustees has currently only authorized a fee of 0.25% of the Fund’s daily net assets.